February 26, 2015

VIA EDGAR

RE: FORUM FUNDS II

Dundas International Equity Growth Fund (The "Fund")
(FileNos.811-22842 and 333-188521)

Dear Ms. Larkin:

On December 17, 2015, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 47 ("PEA 46") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register shares of the Fund, a new series of the Registrant (accession number 0001435109-15-001178) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Friday, January 29, 2016 regarding PEA 47 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: Populate the figures in the Fees and Expenses tables for each Fund, when available.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 2: Please explain supplementally why it is appropriate to count "securities convertible into common stock" toward the satisfaction of the Fund's policy to invest at least 80% of its assets in equity securities.

Response: Registrant intends to take into account securities convertible into common stock for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act"). Convertible securities have characteristics of both debt and equity instruments. By way of example, the performance of a convertible security is heavily influenced by the price of the underlying common stock. The degree of correlation and investment exposure increases as the stock price approaches or exceeds the conversion price. On the other hand, the exposure is limited as the stock price declines below the conversion price. Registrant respectfully submits that such treatment is consistent with the SEC's statement that the 80% test considers the "company's intended investments or the risks of those investments." See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).

Comments 3: Please provide a plain English description explaining the difference between "sponsored" and "unsponsored" American Depositary Receipts ("ADRs").

Response: Registrant has provided a description of "sponsored" and "unsponsored" ADRs in the section entitled "Additional Information Regarding Principle Investment Risks," in the paragraph headed "ADR Risk."

Comment 4:In the section "Details Regarding Principal Investment Strategies and Risks" please state the requirement for at least 60 days' notice to shareholders prior to making any changes to the Fund's 80% policy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 5: Please provide a description of the Fund's primary benchmark index.

Response: In the section "Additional Information Regarding Principal Investment Strategies," Registrant has provided a description of the Fund's primary benchmark index.

Comment 6: In the section "Additional Information Regarding Principal Investment Strategies" please explain in general terms how the Fund's Adviser decides when securities are to be sold.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7:In the section "Transactions Through Financial Intermediaries,"please confirm that the Fund does not accrue any Rule 12b-1 fees.

Response: Registrant confirms the Fund does not have an approved Rule 12b-1 plan, and does not accrue any fees or expenses for the purpose of distribution.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 8: In item 7 of the section entitled "Fundamental Limitations", please add the language "or group of industries" pursuant to Form N-1A, Item 16(c)(1)(iv).

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: In the section entitled "Fundamental Limitations," please remove the duplicative paragraph.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 10: In the column entitled "Principal Occupation(s) During Past Five Years" in the table setting forth the Trustees of the Trust, state the nature of the businesses referenced in a parenthetical, if not obvious.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 11: Please correct the typographical errors in the second paragraph of the section entitled "I. Portfolio Holdings."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 12: Please provide the Adviser's Proxy Voting Procedures in Appendix C.

Response: Registrant has provided Adviser's Proxy Voting Procedures in Appendix C.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:	Alison Fuller, Esq.
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP